UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-38072

NexGen Energy Ltd.

(Translation of registrant’s name into English)

Suite 3150, 1021 - West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of NexGen Energy Ltd. (File No. 333-266575).

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated October 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXGEN ENERGY LTD.

(Registrant)

Date: October 9, 2025	By:	/s/ Benjamin Salter
Name: Benjamin Salter
Title: Chief Financial Officer